Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Parent
Roma Financial Corporation
Subsidiaries	State or Other Jurisdiction Of Incorporation	Percentage Ownership
Roma Bank	Federal	100%
RomAsia Bank	Federal	89.45%

Subsidiaries of Roma Bank
Roma Capital Investment Corporation	New Jersey	100%
General Abstract & Title Agency	New Jersey	100%
84 Hopewell, LLC	New Jersey	50%